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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


Supplemental Response to September 29, 2006 and October 20, 2006 Comment Letters
                              regarding Form 20-F



                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F  X                                   Form 40-F
                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                            No  X
               ----                                          -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Letter to SEC 11-2-2006

                                     EXHIBIT
                                     -------


United States
Securities and Exchange Commission
Mrs Lynn A. Dicker
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549
USA




Dear Mrs. Dicker, dear Mrs. Tillan:

This letter is in response to the comment letter, dated September 29, 2006 and October 20, 2006, of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 20-F for the year ended December 31, 2005.

This letter contains our supplemental responses to your comments. For your convenience, we have followed the format of your letter and have included each of your comments as a preface to each of our responses.

In connection with our responses to the Staff's comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you to enhance our disclosure in future filings with the Commission.

Form 20-F for the Fiscal year Ended December 31, 2005
-----------------------------------------------------

1. Please submit the response letter sent to us via facsimile on October 19, 2006 onto EDGAR as correspondence.

Response SGL:

We had problems to file the reply to EDGAR on the date of our reply. As we had committed to deliver the answer by mid of the week 42, we faxed the letter before the filing to Edgar. The Edgar filing was finalized on October, 24 2006. We apologize for this delay. In the future, we will ensure that our facsimile and EDGAR correspondence occur on the same day.


Item 15. Controls and Procedures, page 112
------------------------------------------

2. Please refer to prior comment 1, 2 and 3. We note your proposed revised disclosure that states that the "disclosure controls and procedures are effective as of December 31, 2006 to achieve their intended objective." We note the additional language included after the word effective. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a - 15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a - 15(e) of the Exchange Act. And, as applicable, revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response SGL:

We confirm that, based on an evaluation of the effectiveness of our disclosure controls and procedures by our management as of December 31, 2005, our Chief Executive Officer and Chief Financial Officer have come to the conclusion that our disclosure controls and procedures are, in fact, effective at the reasonable assurance level. We propose to include in our Form 20-F, going forward, the following disclosure:

"The Chief Executive Officer and the Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as defined under Rule 13a-15(e) of the Exchange Act, as of [December 31, 2006]. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level."

Representations
---------------

3. Please provide all three of the acknowledgements in the form previously requested.

Response SGL:

We have now included all three acknowledgements.






By: /s/ Sten Daugaard                                   By: /s/ Wilhelm Hauf

Sten Daugaard                                           Wilhelm Hauf
Chief Financial Officer                                 Head of Group Accounting
Member of the Board of Management

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft



Date: November 2, 2006                           By:    /s/ Robert J. Kohler
                                                        ------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                                 By:    /s/ Sten Daugaard
                                                        ------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management